Exhibit 99.1

NEWS RELEASE

AURINIA ESTABLISHES AT-THE-MARKET FACILITY

Victoria, British Columbia – November 9, 2016: Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) today announced that it has entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Cantor acting as sales agent, such common shares as would have an aggregate offer price of up to US$8,000,000. Aurinia has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated October 16, 2015, and Aurinia’s shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015. The listing of any shares sold pursuant to the ATM offering is subject to the approval of the Toronto Stock Exchange and NASDAQ. Cantor, at Aurinia’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in the ATM Offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

Aurinia currently intends to use the proceeds from sales related to the ATM offering, if any, primarily to fund its lupus nephritis (“LN”) clinical trial program for voclosporin, including costs associated with initiating its planned Phase 3 clinical trial and for working capital and general corporate purposes. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by contacting Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York 10022, telephone: 212-829-7122.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC. Canada and focuses its development efforts globally.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements in this news release include statements about the possible sales of common shares and statements of the current intended use of proceeds from the sale of shares, if any. The forward-looking statements may include, without limitation, statements that the net proceeds from the sale of the common shares will be used primarily to fund its LN clinical trial program for voclosporin, including costs associated with initiating its planned Phase 3 clinical trial, and for working capital and general corporate purposes. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

For More Information:

Investor & Media Contact: Celia Economides Head of IR & Communications ceconomides@auriniapharma.com